EXHIBIT 99.1

News Release

For Immediate Release	Date: November 3, 2025
25-29-TR

Teck Highlights Progress on Quebrada Blanca Ramp up, Pathway to Full

Potential, and Value Delivery to Shareholders from Merger

Opportunity to create one of the largest global copper complexes

Santiago, Chile – November 3, 2025 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) provided an update on its roadmap to long-term value creation, including progress ramping up Quebrada Blanca (QB) and the Company’s proposed merger with Anglo American plc (“Anglo American”) inclusive of the potential benefits of combining QB and Collahuasi to create one of the largest global copper complexes, during an investor presentation and QB site tour November 3 and 4 in Chile.

“We have a clear path to creating tremendous value for shareholders by completing the transformative merger of equals with Anglo American and continuing to advance the ramp up and optimization of QB,” said Jonathan Price, President and CEO. “Completion of the merger will create a leading growth-oriented copper investment vehicle with resilience and capacity to realize significant value across the combined portfolio. Integrating QB and Collahuasi is widely recognized as one of the most compelling industrial synergy opportunities in the industry today, and will establish one of the largest global copper complexes, unlocking additional production and value for all stakeholders.”

Realizing the full value of QB

QB is a tier-one, multi-generational copper asset with state-of-the-art facilities. The current mine plan only utilizes 15% of the resource base, providing multiple pathways for long-term growth. Performance has improved with the implementation of the QB Action Plan in August, with work progressing on resolving the constraint on production posed by the slower-than-expected development of the Tailings Management Facility. Recent progress includes:

•	Mill throughput and recoveries running in line with expectations through October
•	Completing construction of three rock benches, with the fourth on track to be completed by the end of 2025 and the fifth in H1 2026 to enable ongoing production
•	Replaced 59% of cyclones to date to incorporate new technology, on track to replace 100% of cyclones by the end of 2025
•	Sand drainage rates improving since the first cyclone battery refit
•	Targeting completion of sand wedge in H1 2026 enabling transition to steady state operations in 2026

Creation of a Top 5 Global Producer with Scale, Resilience and Financial Strength

The proposed merger of Teck and Anglo American will create long-term value growth for shareholders, establishing a global critical minerals champion and top five copper producer with more than 70% copper exposure and outstanding further growth optionality. Highlights of Anglo Teck include:

•	Top five global copper producer with combined copper production of 1.2 million tonnes, expected to grow to c.1.35 million tonnes in 2027 from current operations

•	Portfolio of operating assets includes six world class copper mines, one of the world’s largest zinc mines, and two highly cash generative premium iron ore operations
•	Teck shareholders to remain fully invested in a top-tier copper-focused platform and in the future value creation at Anglo Teck
•	Teck shareholders benefit from multiple value drivers: US$800 million in pre-tax recurring annual corporate synergies; near-term growth of an additional potential ~120-165 kilotonnes per annum (ktpa) copper production through asset optimization; potential ~295 ktpa additional copper production through medium-term capital efficient adjacencies (including QB-Collahuasi and Los Bronces-Andina synergies); and extensive brownfield and greenfield future growth optionality
•	With increased scale and a global capital markets footprint, Anglo Teck will have access to a deeper pool of investors, creating the opportunity to re-rate towards a premium copper valuation multiple

Unlocking the potential of QB-Collahuasi

The proposed merger of Teck and Anglo American will enable a highly attractive opportunity to unlock unique industrial synergies between two flagship copper assets – QB and Collahuasi. These two operations comprise one of the largest global copper complexes and their proximity creates a compelling, capital-efficient adjacency value benefit, including:

•	Approximately 175,000 tonnes per annum of expected incremental copper production
•	Approximately US$1.4 billion (100% basis) additional EBITDA[1]
•	Extremely capital-efficient growth at approximately US$11,000 per tonne of incremental production, including construction of a 15-kilometre conveyor from the Collahuasi pit to QB plant
•	Estimates reflect the most up-to-date and detailed assessment of integration potential, with data from both operations, and review and validation by external advisors
•	As the only shareholder in both ventures, Anglo Teck is well-positioned to work with a reduced number of partners to facilitate the capture of this substantial value upside for shareholders of both assets

“The value that will be created in combining Teck and Anglo American – for shareholders of both companies, QB-Collahuasi partners, and our customers, employees and the communities where we operate – is clear and compelling,” said Price. “We are advancing our work to realize this incredible potential and are excited to bring together two great companies to form a global critical minerals champion and top five global copper producer with leading copper exposure and growth optionality.”

Webcast Details

President and Chief Executive Officer Jonathan Price and members of Teck’s executive management team will be presenting on Monday, November 3, 2025 from 10:55 a.m. to 1:30 p.m. Eastern / 7:55 a.m. to 10:30 a.m. Pacific time as part of Teck’s QB Operations Site Visit.

A webcast to view the event will be held as follows:

Date: Monday, November 3, 2025

Time: 10:55 a.m. ET / 7:55 a.m. PT

Listen-Only Webcast: here

An archive of the webcast will be available at teck.com within 24 hours.

1 For the purposes of quantification, synergies have been estimated for the period 2030-2049 but are expected to continue beyond this period. Expected synergies and one-off costs are presented on a consolidated 100% basis, pre-attribution to non-controlling interests or Collahuasi and Quebrada Blanca joint venture partners.

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Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements regarding expansion potential of QB and pathways for long term growth; the implementation and impact of the QB action plan, including the timing, outcome, and effectiveness thereof; our ability to meet mill throughput and recovery guidance; our ability to accelerate and advance QB tailings management facility development, including expectations for the timing and completion of the construction of rock benches, replacement of cyclones, and completion of the sand dam; the anticipated benefits and synergies from the proposed Merger; the expected effects of the Merger on Anglo American and Teck; our expectations with respect to potential underlying synergies between QB and Collahuasi; the expected effects and valuation of the Merger on Anglo American and Teck; and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as our expectations with respect to the potential of QB, including design, construction, operational capacity and expansion potential; our expectations with respect to ore grades; our ability to identify and implement solutions to enable ramp-up, accelerate and improve sand drainage, strengthen execution, and resolve other constraints on QB production, including the timeline for implementing such solutions; our expectations regarding cost, timing and completion of tailing management facility development at our QB operations; our ability to improve our planning, forecasting and reconciliation processes to support operational readiness and enable informed decision-making and risk management; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; our expectations with respect our previously issued guidance, including with respect to production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, recovery, mill throughput, and other guidance the ability of Anglo American and Teck to complete the Merger, including obtaining all required regulatory and shareholder approvals; expectations with respect to the strategy, production capabilities and future financial or operating performance of Teck and Anglo American following the Merger; the potential valuation of the merger of Teck and Anglo American; the expected synergies between Teck and Anglo American, including between the QB and Collahuasi operations; the expected revenue from the synergies between Teck and Anglo American; the success of the new board and management team; the satisfaction of the conditions precedent to the Merger; the potential of Teck and Anglo American following the merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, expectations with respect to the implementation of the QB action plan and our ability to successfully resolve constraints related to the QB tailings management facility; the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated or at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Merger; the risk that competing offers or

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acquisition proposals will be made; public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck; general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws; industry competition; technological developments and other factors described or discussed in Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and Teck’s business can be found in Teck’s Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under Teck’s profile.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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